SECURITIES EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                 RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(a)

                              Amendment No. 2

                       The Goldman Sachs Group, Inc.
                 -----------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                 -----------------------------------------
                       (Title of Class of Securities)

                                38141G 10 4
                 -----------------------------------------
                               (CUSIP Number)

                             Wallace G. K. Chin
                     Kamehameha Activities Association
                           567 South King Street
                           Honolulu, Hawaii 96813
                         Telephone: (808) 523-6299

        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)
       --------------------------------------------------------------

                               August 1, 2000
       --------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on following pages)

---------------------------
CUSIP NO.38141G 10 4                       13D
---------------------------
-----------------------------------------------------------------------------
  1. NAMES OF REPORTING PERSONS
     Kamehameha Activities Association
-----------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     As to a group consisting of the KAA(1) and the Estate of
     Bernice Pauahi Bishop                                             (a)[x]
     As to a group consisting of the Covered Persons(1) and SBCM(1)    (b)[x]
-----------------------------------------------------------------------------
  3. SEC USE ONLY
-----------------------------------------------------------------------------
  4. SOURCE OF FUNDS
     OO
-----------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [  ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-----------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Hawaii
-----------------------------------------------------------------------------
  NUMBER OF         7. SOLE VOTING POWER (See Item 6)
   SHARES              0
 BENEFICIALLY     -----------------------------------------------------------
  OWNED BY          8. SHARED VOTING POWER (See Item 6)
    EACH               253,045,128 Covered Shares(1) and
  REPORTING            Uncovered Shares(1) in the aggregate(2) held by
   PERSON              Covered Persons(1)
    WITH               10,987,710 shares(2) held by KAA(1)
                       16,243,610 shares held by SBCM(1)
                  -----------------------------------------------------------
                    9. SOLE DISPOSITIVE POWER (See Item 6)
                       10,987,710
                  -----------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER (See Item 6)
                       0
-----------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,987,710(3)
-----------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                               [x]
-----------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  2.5%(3)
-----------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON
     00
-----------------------------------------------------------------------------







--------------------------------

(1)  For a definition of this term, please see Item 2.

(2) Each of KAA and the Estate of Bernice Pauahi Bishop may be deemed to be members of a "group" with SBCM and the Covered Persons. Each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SBCM and the Covered Persons.

(3) Excludes 253,045,128 and 16,243,610 shares of Common Stock held by the Covered Persons and SBCM, respectively, as to which each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SBCM and Covered Persons.

---------------------------
CUSIP NO. 38141G 10 4                                             13D
---------------------------
-----------------------------------------------------------------------------
   1. NAMES OF REPORTING PERSONS
      Estate of Bernice Pauahi Bishop
-----------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      As to a group consisting of the KAA(1) and the Estate of
      Bernice Pauahi Bishop                                            (a)[x]
      As to a group consisting of the Covered Persons(1) and SBCM(1)   (b)[x]
-----------------------------------------------------------------------------
   3. SEC USE ONLY
-----------------------------------------------------------------------------
   4. SOURCE OF FUNDS
      OO
-----------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [  ]
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-----------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Hawaii
-----------------------------------------------------------------------------
  NUMBER OF         7. SOLE VOTING POWER (See Item 6)
   SHARES              0
 BENEFICIALLY     -----------------------------------------------------------
  OWNED BY          8. SHARED VOTING POWER (See Item 6)
    EACH               253,045,128 Covered Shares(1) and
  REPORTING            Uncovered Shares(1) in the aggregate(2) held by
   PERSON              Covered Persons(1)
    WITH               10,987,710 shares(2) held by KAA(1)
                       16,243,610 shares held by SBCM(1)
                  -----------------------------------------------------------
                    9. SOLE DISPOSITIVE POWER (See Item 6)
                       10,987,710
                  -----------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER (See Item 6)
                       0
-----------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,987,710(3)
-----------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                              [x]
-----------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%(3)
-----------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON
      OO
-----------------------------------------------------------------------------








--------------------------------

(1)  For a definition of this term, please see Item 2.

(2) Each of KAA and the Estate of Bernice Pauahi Bishop may be deemed to be members of a "group" with SBCM and the Covered Persons. Each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SBCM and the Covered Persons.

(3) Excludes 253,045,128 and 16,243,610 shares of Common Stock held by the Covered Persons and SBCM, respectively, as to which each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SBCM and Covered Persons.

This Amendment No. 2 to Schedule 13D amends and restates in its entirety such
Schedule 13D. This Amendment No. 2 is being filed because beneficial ownership of SBCM, Sumitomo, KAA and the Covered Persons of Common Stock (as defined below) has changed by one percent or more of the Common Stock outstanding in connection with the offering of 40,000,000 shares of Common Stock by such holders pursuant to a prospectus dated August 1, 2000 made part of the Registration Statement on Form S-3 filed by The Goldman Sachs Group, Inc. (File No. 333-40810).

Item 1. Security and Issuer
---------------------------

          This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

Item 2. Identity and Background
-------------------------------

          (a), (b), (c), (f) This Schedule 13D is being filed by Kamehameha Activities Association, a Hawaii not- for-profit corporation ("KAA"), which is wholly owned by the Estate of Bernice Pauahi Bishop, a private educational charitable trust organized under the laws of the State of Hawaii (the "Bishop Estate"). KAA is organized exclusively for the benefit of, and to carry out the purposes of the Bishop Estate. The Bishop Estate is a private educational charitable trust organized under the laws of the State of Hawaii for the purposes of operating primary and secondary educational institutions for the children of native Hawaiians. The address of KAA's and the Bishop Estate's principal business and office is 567 South King Street, Honolulu, Hawaii 96813. The name, citizenship, business address and present principal occupation or employment of the directors and executive officers of each of KAA and the Bishop Estate is set forth in Annex A to this Schedule 13D.

          This Schedule contains certain information relating to (i) certain managing directors of GS Inc. who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which these managing directors of GS Inc. are party (as amended from time to time, the "Shareholders' Agreement" and such managing directors, the "Covered Persons") and (ii) Sumitomo Bank Capital Markets, Inc. ("SBCM"), who may be deemed to be members of a "group" with KAA or the Bishop Estate. Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of: (i) the Covered Shares; (ii) shares of Common Stock which may be purchased from time to time by Covered Persons for investment purposes which are not subject to the Shareholders' Agreement ("Uncovered Shares") and (iii) the shares of Common Stock subject to the Voting Agreement between SBCM and GS Inc. (the "SBCM Shares"), referred to below (see Item 6). All information contained in this Schedule relating to the Covered Persons and SBCM has been derived from the filings of GS Inc. with the Securities and Exchange Commission, including, but not limited to, the prospectus (the "Prospectus") dated August 1, 2000, made part of the Registration Statement on Form S-3 filed by GS Inc. (File
No. 333-40810) and Amendment No. 6 to Schedule 13D filed by the Covered Persons on August 8, 2000. The Covered Persons and SBCM each have filed a Schedule 13D with respect to the shares of Common Stock and other equity securities of GS Inc. which they beneficially own; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to the Covered Persons and SBCM.

          (d),(e) Except as described in Annex B, during the last five years, none of KAA or the Bishop Estate or, to the best knowledge of KAA or the Bishop Estate, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

          The Common Stock has been acquired by KAA and the Bishop Estate in exchange for their interests in The Goldman Sachs Group L.P. ("Group L.P.") and certain of its affiliates.

Item 4. Purpose of Transactions
-------------------------------

          KAA and the Bishop Estate acquired the Common Stock reported hereunder in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering. On August 7, 2000, pursuant to the Prospectus, KAA and Bishop Estate sold 10,987,711 shares of Common Stock at $99.75 per share in an underwritten public offering and received $1,065,807,967 in proceeds (after an underwriting discount and before offering expenses). Except as described in Item 6, none of KAA or the Bishop Estate or their respective executive officers or directors has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in Item 4(a) through 4(j).

          Each of KAA and the Bishop Estate and their respective executive officers and directors is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and their interests in and with respect to GS Inc. Accordingly, each of KAA and the Bishop Estate and their respective executive officers and directors may change their plans and intentions at any time and from time to time. In particular, each of KAA and the Bishop Estate and their respective executive officers and directors may at any time and from time to time acquire or dispose of shares of Common Stock.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

          (a) Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Annex A are hereby incorporated by reference. Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the SBCM Shares.

          (b) Rows (7) through (10) of the cover pages to this Schedule and Annex A including the footnotes thereto set forth the percentage range of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote the Common Stock subject to the Voting Agreement between KAA, the Bishop Estate and GS Inc. referred to below (see Item 6) (the "KAA Shares") is shared with the Covered Persons, as described below in response to Item 6. Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the SBCM Shares.

          (c) Except as described in Annex C, neither KAA or the Bishop Estate, or to the best knowledge of KAA or the Bishop Estate, any of their respective executive officers or directors, has effected any transactions in Common Stock during the past 60 days. Amendment No. 6 to the Schedule 13D filed by the Covered Persons on August 8, 2000 reports certain transactions in the Common Stock effected by the Covered Persons during the 60 days preceding the filing of such Amendment; the reader is referred to such filing for information relating to such transactions.

          (d),(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

KAA VOTING AGREEMENT

          KAA and the Trustees of the Bishop Estate have entered into a voting agreement with GS Inc., dated April 30, 1999 (the "KAA Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc. It is expected that for so long as the Shareholders' Agreement remains in effect, the KAA Voting Agreement will result in the shares of Common Stock owned by KAA being voted in the same manner as the Covered Shares. The Covered Persons and SBCM are not parties to the KAA Voting Agreement, and the KAA Voting Agreement is not enforceable by the Covered Persons or SBCM, will continue to exist independent of the existence of the Shareholders' Agreement and the SBCM Voting Agreement and may be amended, waived or canceled by GS Inc. without any consent or approval of the Covered Persons or SBCM. The KAA Voting Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

          Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of the Covered Shares.

SHAREHOLDERS' AGREEMENT

          GS Inc. has disclosed that the Covered Persons are party to the Shareholders' Agreement. The Covered Shares subject to the Shareholders' Agreement are subject to certain voting restrictions and restrictions on transfer of ownership by the Covered Persons, as more fully set forth in the Shareholders' Agreement.

          Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of the Covered Shares.

SBCM VOTING AGREEMENT

          GS Inc. has disclosed that SBCM has entered into a voting agreement with GS Inc., dated April 30, 1999 (the "SBCM Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc.

          Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of the SBCM Shares.

UNDERWRITING AGREEMENT

          On August 1, 2000, in connection with the sale by KAA and the Bishop Estate of shares of Common Stock in a registered underwritten public offering, KAA and the Bishop Estate entered into three Underwriting
Agreements with the underwriters listed therein (the "Underwriters"). Under the Underwriting Agreements, KAA and the Bishop Estate agreed to sell an aggregate of 10,987,711 shares of Common Stock to the Underwriters at $99.75 per share, for settlement on August 7, 2000. Pursuant to the Underwriting Agreements, GS Inc. has agreed to pay all of the fees and expenses relating to the offering by KAA and the Bishop Estate, other than (i) fees and expenses of KAA's and the Bishop Estate's counsel, (ii) any agency fees and commissions or underwriting commissions or discounts or (iii) any transfer taxes incurred by KAA and the Bishop Estate in connection with its sale. In addition, pursuant to the Underwriting Agreements, KAA and the Bishop Estate have agreed to indemnify the Underwriters against certain liabilities, including those arising under the Securities Act of 1933, as amended.

This summary of the Underwriting Agreements is qualified in its entirety by reference to the Underwriting Agreements which are filed as Exhibits to this Schedule.

          On August 7, 2000, the transaction was settled and KAA and the Bishop Estate received $1,065,807,967 in proceeds (after an underwriting discount and before its expenses).


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit          Description

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association (incorporated by reference to Exhibit 10.37 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

B. Underwriting Agreement (U.S. Version), dated as of August 1, 2000 (incorporated by reference to Exhibit T to Amendment No. 5 to the Schedule 13D of The Goldman Sachs Group, Inc. (File No. 005-56295) filed August 2, 2000).

C. Underwriting Agreement (International Version), dated as of August 1, 2000 (incorporated by reference to Exhibit U to Amendment No. 5 to the Schedule 13D of The Goldman Sachs Group, Inc. (File No. 005-56295) filed August 2, 2000).

D. Underwriting Agreement (Asia/Pacific Version), dated as of August 1, 2000 (incorporated by reference to Exhibit V to Amendment No. 5 to the Schedule 13D of The Goldman Sachs Group, Inc. (File No. 005-56295) filed August 2, 2000).

                                                                       ANNEX A


                                        Information required as to Executive Officers and Directors of KAA and the Bishop Estate, respectively.


Name                       Citizenship   Residence or Business        Present principal              Aggregate
                                         Address                      occupation and name of         Number and
                                                                      business where such            Percentage of
                                                                      occupation is conducted        Common
                                                                                                     Stock
                                                                                                     Beneficially
                                                                                                     Owned
--------------------------------------------------------------------------------------------------------------------------
Francis Ahloy Keala        USA           567 South King Street        Director of Security,          None.
                                         Honolulu, Hawaii             Health and Safety for
                                         96813                        GTE Hawaiian Tel and
                                                                      Trustee of the Estate of
                                                                      Bernice Pauahi Bishop

Constance Hee Lau          USA           567 South King Street        Treasurer, Hawaiian            None.
                                         Honolulu, Hawaii             Electric Industries, Inc.,
                                         96813                        Financial Vice President
                                                                      and Treasurer, HEI Power
                                                                      Corp., and Trustee of the
                                                                      Estate of Bernice Pauahi
                                                                      Bishop

Ronald Dale Libkuman       USA           567 South King Street        Attorney at Law and            None.
                                         Honolulu, Hawaii             Trustee of the Estate of
                                         96813                        Bernice Pauahi Bishop

David Paul Coon            USA           567 South King Street        Trustee of the Estate of       None.
                                         Honolulu, Hawaii             Bernice Pauahi Bishop
                                         96813

Robert Kalani Uichi        USA           567 South King Street        President, USS Missouri        None.
Kihune                                   Honolulu, Hawaii             Memorial Association,
                                         96813                        Inc., and Trustee of the
                                                                      Estate of Bernice Pauahi
                                                                      Bishop

Judy L. Scoville-          USA           P.O. Box 3466                Kamehameha Schools             None.
Layfield                                 Honolulu, HI  96801          Bishop Estate

Wallace G. K. Chin         USA           567 South King Street        Controller, Kamehameha         None.
                                         Honolulu, Hawaii             Schools Bishop Estate,
                                         96813                        President, Kamehameha
                                                                      Activities Association

                                                                    ANNEX B


  Information required as to proceedings described in Items 2(d) and 2(e)


     None.

                                                                    ANNEX C


Item 5(c). Description of all transactions in the Common Stock effected during the last 60 days by KAA or the Bishop Estate, or, to the best knowledge of KAA or the Bishop Estate, their respective executive officers and directors.


               On August 7, 2000, pursuant to the Prospectus, KAA and the Bishop Estate sold 10,987,711 shares of Common Stock at $99.75 per share in an underwritten public offering and received $1,065,807,967 in proceeds (after an underwriting discount and before its expenses).

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2000


                                      KAMEHAMEHA ACTIVITIES ASSOCIATION


                                      By: /s/ Wallace G. K. Chin
                                          --------------------------------
                                          Name:  Wallace G. K. Chin
                                          Title: President





                                      ESTATE OF BERNICE PAUAHI BISHOP


                                      By: /s/ Eric Yeaman
                                          ------------------------------------
                                          Name:  Eric Yeaman
                                          Title: Chief Financial Officer

                               EXHIBIT INDEX


Exhibit          Description

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association (incorporated by reference to Exhibit 10.37 to the registration statement on Form S-1 (File No. 333-74449) filed by The
                 Goldman Sachs Group, Inc.).

B. Underwriting Agreement (U.S. Version), dated as of August 1, 2000 (incorporated by reference to Exhibit T to Amendment No. 5 to the Schedule 13D of The Goldman Sachs Group, Inc. (File No. 005-56295) filed August 2, 2000).

C. Underwriting Agreement (International Version), dated as of August 1, 2000 (incorporated by reference to Exhibit U to Amendment No. 5 to the Schedule 13D of The Goldman Sachs Group, Inc. (File No. 005-56295) filed August 2, 2000).

D. Underwriting Agreement (Asia/Pacific Version), dated as of August 1, 2000 (incorporated by reference to Exhibit V to Amendment No. 5 to the Schedule 13D of The Goldman Sachs Group, Inc. (File No. 005-56295) filed August 2, 2000).